15048227

SEC Mail Processing Section FEB 27 2015 Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Ave. - 30th Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aristotelis Zachariades 212-847-7340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Ave.	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2015 REGISTRATIONS BRANCH 17

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aristotelis Zachariades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERICA H RUFF
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU6297022
Qualified In New York County
My Commission Expires February 10, 2018

Feb 23, 2015

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Valence Group, LLC

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2014. This financial statement is the responsibility of The Valence Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of The Valence Group, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 23, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

THE VALENCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 652,899
Accounts receivable	8,123
Due from affiliate	1,642,124
Property and equipment, net	190,949
Other assets	156,565
	$ 2,650,660
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 186,795
Income taxes payable	148,370
Deferred rent	46,074
	381,239
Commitments and contingencies	
Member's equity	2,269,421
	$ 2,650,660

See notes to Statement of Financial Condition

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in the United States, Western Europe and China. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2014.

Depreciation and Amortization

Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Payments

The Company recognizes share-based compensation as compensation expense, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company uses the accelerated recognition method to recognize the cost over the vesting period, three years. No compensation cost is recognized for equity instruments for which employees do not render the requisite service, unless the employee is terminated without cause, at which point the award becomes fully vested.

Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

The Company accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Federal, state, and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 133,975
Office equipment	68,053
Leasehold improvements	226,048
	428,076
Less: Accumulated depreciation and amortization	(237,127)
	$ 190,949

3 - SHARE-BASED COMPENSATION

During fiscal years 2012 through 2014, the Parent issued 32,834 compensatory Series B share option awards to certain employees of the Company. The Company has accounted for this transaction at the subsidiary level and has recorded share-based compensation expense. The estimated fair value of the compensatory share options granted during the year ended December 31, 2014 was determined using the Black-Scholes pricing model with the following weighted-average assumptions: expected life of 10 years, expected volatility of 46%, dividend yield of 0%, risk-free rate of return of 0.48% and an exercise price of $1.00.

3 - SHARE-BASED COMPENSATION (CONTINUED)

The total estimated fair value of the share options granted in 2014 was $126,248 and the weighted average per unit value was $5.32. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2014 was approximately $108,477, which will be recognized through 2019.

4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share profits based upon an agreed upon allocation percentage of combined earnings before interest and taxes, as defined. Due from affiliate consists of the profit allocation not yet paid at December 31, 2014 totaling $1,642,124.

Included in accounts payable and accrued expenses at December 31, 2014 is $51,004 of payables to employees and affiliates incurred in the normal course of business.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, matching contributions, and profit sharing contributions by the Company subject to certain limitations.

6 - COMMITMENTS AND CONTINGENCIES

During 2012, the Company entered into a non-cancelable sublease agreement for office space in New York, which ends in 2016 with a 3.0% escalator requiring monthly rental payments of $25,705 plus additional charges for electricity. Deferred rent relating to the new lease as of December 31, 2014 was approximately $46,074.

On December 31, 2011 the Company entered into a letter of credit agreement in the amount of $99,750 for the security deposit associated with the new sublease. The letter of credit will be extended for one year increments on December 31, 2012, and is collateralized by a cash account totaling $99,750 at December 31, 2014, and is included in other assets. The payment of the rent obligations has been personally guaranteed by one of the members of the Parent company.

Future minimum rental payments are as follows:

2015	$ 327,031
2016	$ 172,578
	$ 499,609

7 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2014.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

8 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $271,660 which exceeded requirements by $246,244. The Company's ratio of aggregate indebtedness to net capital was 1.40 to 1 at December 31, 2014.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).